

September 28, 2011

Via E-mail
Mr. Clifford Bown
Chief Financial Officer
Vasco Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook, IL 60181

   Re: Vasco Data Security International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2010
           Filed March 11, 2011
           Form 10-Q for Fiscal Quarter Ended June 30, 2011
           Filed August 5, 2011
           File No. 000-24389

Dear Mr. Bown:

    We have reviewed your letter dated September 2, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 39

1.   We note in your response to our prior comment 1 you state the specific operating
       expenses identified are either covered in the aggregate or are non-material items that are
       noted and discussed by management at a high level. You further state that you have
       included the non-material items to provide information that you believe will enhance the
       reader's understanding of your financial condition and business as a whole however, you

believe their understanding would not be enhanced further if you disclosed the dollar increases in specific categories. We continue to believe that such specific information would be beneficial to investors to provide context to your discussion. In this regard, you discuss specifics as they relate to compensation expense and foreign exchange rates as part of your explanation for the increase in sales and marketing expense, however, it is unclear the extent to which the other items listed have impacted such expenses. If you continue to believe that including the dollar amount of changes in specific expenses would not be beneficial, please tell us your consideration for stating as part of your disclosure whether each item identified had a material or non-material impact to the total change period over period.

Income Taxes, page 43

2.   In your response to our previous comment 2 you note the earnings of your service provider subsidiaries are relatively constant but tend to be in jurisdictions with higher tax rates. You also note that fluctuations in earnings tend to flow to the U.S. and Swiss companies, which have lower effective tax rates, accounting for the change in effective rates. Please further explain the impact these various subsidiaries have on the effective rate as it is unclear how the U.S. NOL affects the rate. In addition, tell us your consideration to disclose those tax jurisdictions that have a more significant impact on your effective tax rate. Also, please provide us with your proposed revisions to your disclosures for future filings.

3.   In addition, tell us how your reference to the lower effective tax rates in the U.S. and Swiss companies as noted in your response, supports your MD&A discussion regarding the changes in effective tax rates. In this regard, you attribute the decrease in your effective tax rate for fiscal 2010 compared to fiscal 2009 to the "benefit of discrete items related to the adjustment of prior year's tax provisions." Explain further and revise your disclosure in future filings to clarify such disclosures and the impact on your effective tax rates.

Liquidity and Capital Resources, page 44

4.   We note your response to our previous comment 3. For the net cash balances held outside of the U.S. that are not subject to repatriation restrictions, please clarify whether those funds would be subject to additional taxes upon repatriation. While we note you intend to disclose that repatriation restrictions do not have a material effect on your liquidity or capital resources, to the extent that a substantial portion of your net cash balances are subject to additional taxes and/or restriction on repatriation, please confirm that in future filings you will disclose the amount of cash held in non-U.S. commercial banks along with a discussion regarding the fact that additional taxes may be assessed upon repatriation.

Clifford Bown
Vasco Data Security International, Inc
September 28, 2011
Page 3

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 8

5.   We note your response to our previous comment 4. Please further explain to us how the internal price lists are developed for the hardware client device and the system software. Also please tell us whether these elements are sold separately and if so, how often. If these individual elements are not sold separately, please tell us how these prices are established including market conditions and entity-specific factors considered. In addition, to the extent that these elements are not sold separately, tell us how you determined that your internal price lists are reasonable estimates of your selling price and tell us what you mean by "actual sales" in your response. In this regard, explain further how you compare the price list for each delivered item to the actual sales when you do not have separate sales.

        You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief